

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Rick Gaenzle
Chief Executive Officer
RCF Acquisition Corp.
3109 W. 50th Street, #207
Minneapolis, MN 55410

> **Re: RCF Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 7, 2023**
> **File No. 001-41039**

Dear Rick Gaenzle:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan Guilfoyle, Esq.